

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Ido Schechter, Chief Executive Officer
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan
Israel 52573

> Re: **Top Image Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 23, 2010**
> **Form 6-K Filed August 4, 2010**
> **File No. 001-14552**

Dear Mr. Schechter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Long-Lived Assets, Goodwill and Other Intangible Assets, page 32

1. Your disclosures indicate that following a change in business activities at Asiasoft Global Pte. Ltd. ("ASG"), you combined the ASG reporting unit and its related goodwill with the "rest of the Group" reporting unit. We note the changes at ASG involved the cessation of hardware and other third-party sales activities, which appear to have

comprised a material portion of the business for which this subsidiary was acquired. We also note you performed your annual goodwill impairment test in the fourth fiscal quarter of 2009 on a one reporting unit basis, which resulted in no impairment issues. However, as the decision to terminate hardware and third-party sales activities at ASG appears to have occurred prior to your annual analysis, please explain to us how you considered whether or not this was a triggering event requiring you to reassess the goodwill related to ASG for impairment at that time pursuant to ASC 350-20-35-30.

Item 16F. Change in Registrant's Certifying Accountants, page 73

2.   We note your disclosure indicating that during the last two fiscal years there were no disagreements with the former accountants or reportable events. Please amend your Form 20-F to revise your disclosure to also address the subsequent interim period (i.e. through the date in which the former accountants' declined to stand for re-election) as required by Item 16F(a)(1)(iv) and (v) of Form 20-F.

3.   We note your disclosure indicating that during the two most recent fiscal years Asiasoft did not consult with E&Y regarding the matters described in Item 16F(a)(2)(i) or (ii) of Form 20-F. Please revise your disclosure in your amended Form 20-F to also address the subsequent interim period (i.e. through the date in which E&Y was engaged to audit Asiasoft) as required by Item 16F(a)(2) of Form 20-F.

4.   To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised disclosures.

Form 6-K Filed on August 4, 2010

5.   We note your disclosure of EBITDA in your press release. Please tell us how you considered the reconciliation requirement included in Item 100(a)(2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ido Schechter
Top Image Systems Ltd.
September 28, 2010
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief